FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 16 June 2005 – 1 July 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Releases

1.1	Telecommunications Commissioner: “Telecom attitude change would benefit consumers and Telecom.”

1.2	Notification to NZX pursuant to LR 10.7.2 of Disposition of shares in Independent Newspapers Limited

1.3	Telecom sells its stake in Independent Newspapers Limited

Media Release

Issued 27 June 2004-05/143

Telecommunications Commissioner: “Telecom attitude

change would benefit consumers and Telecom.”

Telecommunications Commissioner Douglas Webb says that both Telecom and consumers stand to gain if Telecom is prepared to take the initiative and develop a comprehensive and fair relationship covering access to its fixed network by other operators.

“While there are encouraging signs of competition from alternative networks, Telecom’s fixed network remains essential to the delivery of voice and data to most New Zealanders,” Mr Webb said

“The regulatory system supports access to that network where necessary to promote competition. I believe the time has come for Telecom to do more to bring about open and non-discriminatory access. I believe we have reached the point where a comprehensive response is needed that goes beyond the incremental steps that have been taken so far,” he said.

“I am not arguing for further regulation. I am instead pointing out to Telecom that it has an opportunity to advance its business by taking a different set of business decisions which may avoid that possibility.

“AAPT, Telecom’s Australian subsidiary, in a submission to the Australian government a few weeks ago, argued that Telstra in Australia should provide equivalent access to key wholesale services required by competitors. AAPT note that this would prevent Telstra from favouring its own retail arm over access seekers.

“I suggest that Telecom should follow the lead advocated by its own subsidiary.”

Mr Webb said the current Government, market and industry discussions about broadband uptake in New Zealand provide Telecom with an opportunity to demonstrate a new business direction.

“To accelerate our broadband performance beyond present levels and meet the broadband targets laid out in the Government’s digital strategy, we need several things to happen:

•	The wholesale access products on Telecom’s copper must grow in functionality in response to user demand.

•	Wholesaling must become a core function for Telecom, with transparent, non-discriminatory and efficient processes.

•	Telecom must continue to invest in network upgrades and accelerate the availability of new technologies that support higher bandwidth.

•	Competing providers must drive product differentiation and lower prices.

•	Improving broadband penetration must go hand-in-hand with faster speeds.

“No matter how we go about it, no matter who joins the party, no matter how much Telecom’s competitors put up, no matter to what extent the government and communities decide to invest, the lion’s share of the investment involved in reaching government’s broadband targets will have to come from Telecom.

“There is no other viable option, barring the emergence of a major new network builder.

“The best future, for Telecom and for everyone else, is one where Telecom:

•	Makes the necessary network investments as rapidly as possible

•	Moves in a rapid, determined and comprehensive way to open up the wholesale access channel to competitors

•	Gives those competitors fair and non-discriminatory price and non-price terms:

•	And accepts that a broadband market characterised by widely diverse offerings and strong price competition expands the total market faster than any other strategy.

“This is a win-win situation for Telecom, as long as it abandons the restrictive attitude adopted to date, and recognises that it’s best future lies in supporting an open, competitive broadband market, with multiple suppliers.

“There is no comparable opportunity available to the company in any future if it forces regulators to decide the whole shape of the game for them.

“I believe that if Telecom grabs the ball and runs, we can achieve a solution that offers more for everybody than we could ever hope to achieve by deeper, more intrusive regulation. A regulated outcome would not deliver the benefits that will come from an open, entrepreneurial approach as opposed to one of ‘conceding the minimum’.

“If Telecom continues to be defensive, instead of delivering an even-handed, transparent, and viable wholesaling platform, it risks losing the opportunity to develop a sound market-led outcome. The likely result then will be that it will inevitably find itself facing what may be a second-best regulatory solution,” Mr Webb said.

Mr Webb was speaking at the 6th Annual Telecommunications and ICT Summit in Auckland.

Media contact:

Mark Scott, Communications Manager

Phone work (04) 924 3708, mobile 027 524 3708

Commission media releases, and the full text of this speech,

may be viewed on the Commission web site www.comcom.govt.nz

28 June 2005

Notification to NZX Pursuant to LR 10.7.2 of Disposition of Shares in Independent Newspapers Limited

Telecom Corporation of New Zealand Limited (Telecom) gives notice to NZX under Listing Rule 10.7.2 that its contract to sell its entire stake in Independent Newspapers Limited (INL) to Nationwide Newspapers Pty Limited (Nationwide) (as disclosed to NZX on 29 April 2005) became unconditional yesterday with the granting of the final Court Order relating to the amalgamation of INL and Sky Network Television Limited.

With the contract becoming unconditional, Telecom today has transferred its shares in INL to Nationwide. Payment for the shares is to be made by Nationwide to Telecom on the earlier of the day on which the new merged company despatches payment of the cash consideration to INL shareholders and the fifth Business Day after the shares are transferred. It is expected that payment will occur on or about 1 July 2005.

Pending payment for the shares, Nationwide has granted security to Telecom over the INL shares and Nationwide’s resultant entitlement to shares in, and cash from, Merger Company 2005 Limited. The security secures payment by Nationwide of the purchase price owing to Telecom, other than amounts that could become payable by Nationwide to Telecom under the Share Sale Agreement on account of amounts retained (if any) from the purchase price to cover certain Fairfax warranty claims.

For further information, please call:

Philip King

General Manager Corporate Affairs

04 498 5666    027 444 0203

philip.king@telecom.co.nz

28 June 2005

MEDIA RELEASE

Telecom sells its stake in Independent Newspapers Limited

Telecom announced today that it had transferred its entire stake in Independent Newspapers Limited (“INL”) to Nationwide News Pty Limited (“Nationwide”), an affiliate of News Corporation, (“News”).

This follows satisfaction of the final condition in the sale agreement between Telecom, Nationwide and News, being the granting of final orders by the High Court to implement the scheme of arrangement between INL and Sky Network Television Limited (among others).

Telecom expects to receive approximately $272 million for its stake, which comprised 43,943,319 INL ordinary shares or approximately 12% of INL’s ordinary shares. Payment for the stake is expected to be received around 1 July 2005.

For further information, please call:

Philip King

General Manager Corporate Affairs

04 498 5666    027 444 0203

philip.king@telecom.co.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Cox
Linda Cox
Company Secretary

Dated:	1 July 2005